Exhibit 97.1

NORDSTROM, INC.
CORPORATE GOVERNANCE GUIDELINES
(as amended on August 16, 2023)

Clawback Policy

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously filed financial statements with the SEC that (i) is material to the previously filed financial statements, or (ii) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), the independent members of the Board, upon the recommendation of the CPCC, will cause the Company to promptly recover, to the fullest extent permitted under applicable law (and subject to the exceptions described in the NYSE listing standards), any erroneously awarded Incentive Compensation (as defined below) received by an Executive Officer (as defined below) during the three completed fiscal years immediately before the date on which the Company is required to prepare such a Restatement (as defined below).

For purposes of this policy:

(i)The date that the Company is required to prepare a Restatement will be the earlier of (a) the date that the Board or Board Committee (or if Board or Board Committee action is not required, the officer(s) of the Company authorized to take such action) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (b) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

(ii)The term “Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part on the attainment of a Financial Reporting Measure (as defined below).

(iii)The term “Executive Officer” means the Company’s current and former Section 16 officers. This policy applies to Incentive Compensation received by an Executive Officer (a) after beginning services as an Executive Officer; and (b) if that person served as an Executive Officer at any time during the performance period for such Incentive Compensation.

(iv)Incentive Compensation will be deemed to be “received” by an Executive Officer in the Company’s fiscal period during which the applicable Financial Reporting Measure (as defined below) described in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation happens after the end of that period.

(v)The term “Financial Reporting Measures” means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, regardless of whether such measures are presented within the Company’s financial statements or included in a filing with the SEC. Financial Reporting Measures may include GAAP and non-GAAP measures, including but not limited to stock price and total shareholder return.

The amount to be recovered from an Executive Officer pursuant to this policy in the event of a Restatement will be the amount of Incentive Compensation received by the Executive Officer that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, calculated without regard to any taxes paid, plus, as determined by the Board in its discretion, interest or earnings. Where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in the Restatement (as with Incentive Compensation based on stock price or total shareholder return), the Board will determine such amount based on a reasonable estimate of the effect of the Restatement on the applicable Financial Reporting Measure, and the Board will document any such estimate and provide such documentation to NYSE upon request.

To the extent this policy provides for recovery of Incentive Compensation that the Company has recovered from an Executive Officer pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or any other recovery obligation, the amount already recovered from such Executive Officer may be credited against the recovery required under this policy.

The independent members of the Board will determine, in their absolute discretion and considering the applicable facts and circumstances, the method(s) for recovering any erroneously awarded Incentive Compensation, which method(s) need not be applied consistently, so long as any such method provides for reasonably prompt recovery and otherwise complies with any requirements of the NYSE listing rules and applicable law.

Notwithstanding the terms of any agreement, policy or governing document of the Company to the contrary, the Company will not indemnify any Executive Officer against (a) the loss of any erroneously awarded Incentive Compensation, or (b) any claim relating to the Company’s enforcement of its rights under this policy.

This policy will be effective as of the date the corporate governance guidelines are adopted by the Board (the “Effective Date”) and will apply to any Incentive Compensation that is (a) approved, awarded or granted to an Executive Officer on or after the Effective Date, or (b) received by an Executive Officer on or after the Effective Date.